Exhibit 99.95

i-80 Gold Intersects High-Grade Gold in Underground Drilling at Granite Creek

Including 25.4 g/t Au over 3.9 m & 12.6 g/t Au over 3.0 m

Reno, Nevada, April 6, 2021 - i-80 GOLD CORP. (TSX:IAU) (OTCQX:IAUCF) (“i-80”, or the “Company”) is pleased to announce continued positive assay results from the ongoing underground drill program at the Company’s Granite Creek Property (“Granite Creek” or “the Property”) located in Humboldt County, Nevada.

New high-grade results are from drilling from the 4790 Level targeting mineralization in the Range Front, Adam Peak, and Otto fault horizons, the first area being targeted for mining and located proximal to and below existing mine workings (see Table 1). Multiple target areas are being drilled from underground including testing the down-dip potential of the Otto, Adam Peak and Ogee Zones. The deepest hole drilled to test the extension at depth of the main mine horizons in the ongoing program, iGS21-15, intersected high-grade gold mineralization in multiple horizons including 13.3 g/t Au over 13.1m & 20.3 g/t Au over 7.5m & 10.1 g/t over 17.5 m with true width being 33-55% of intercepts.

Highlight results from initial underground drilling from Level 4790 include:

•	25.4 g/t (grams per tonne) Au (gold) over 3.9 m in hole iGU21-27
•	12.6 g/t Au over 3.0 m in hole iGU21-28
•	10.8 g/t Au over 1.2 m in hole iGU21-29
•	13.4 g/t Au over 1.1 m in hole iGU21-30
•	14.7 g/t Au over 1.5 m, 10.2 g/t Au over 3.5 m & 7.5 g/t Au over 6.1 m in hole iGU21-31
•	19.3 g/t Au over 1.1 m, 8.0 g/t Au over 3.0 m & 9.4 g/t Au over 2.9 m in hole iGU21-32

The current program is expected to comprise more than 30,000 metres (m) from surface and underground with continued assay results to be provided as received. The primary goal of the 2022 drill program is to advance underground opportunities to production with refractory mineralization from the underground operation at Granite Creek initially trucked to Twin Creeks for processing, pursuant to the agreement recently entered into with Nevada Gold Mines, until such time that the Company’s Lone Tree facility is operational.

Tyler Hill, Senior Geologist of i-80, commented: “These results continue to delineate high-grade mineralization in multiple zones being defined in advance of mining at Granite Creek. We have added additional underground infrastructure in order to commence stepping out at depth where we continue to see high-grade intercepts including 7.4 g/t Au across 73.2 metres in iGS21-15 (see press release dated February 8, 2022). We also remain primarily focused on defining the new South Pacific Zone where we are seeing strong alteration and faulting in most holes drilled to-date.”

The Granite Creek Property is strategically located proximal to Nevada Gold Mines’ Turquoise Ridge and Twin Creeks mines at the north end of the Battle Mountain-Eureka Trend, at its intersection with the Getchell gold belt in Nevada. High-grade mineralization occurs in a near-identical geological setting as that at the multi-million ounce Turquoise Ridge Mine located immediately to the north; proximal to a major regional fault (the Getchell or Range Front fault) on the eastern edge of the large Osgood Mountains intrusive complex (see Figure 3). The Granite Creek deposit remains open at depth and along strike from the existing underground workings and step-out drilling aimed at expanding resources is currently underway.

Table 1 - Summary Assay Results from Level 4790 Drilling

New 2022 Drill Results from Granite Creek - Estimated true widths 60-90%
Drillhole ID	Zone	Type	From (m)	To (m)	Length (m)	Au (g/t)
iGU21-25	Otto	Core	12.2	13.6	1.4	5.6
iGU21-26	Range Front	Core	84.4	85.3	0.9	5.2
iGU21-27	Range Front	Core	109.4	113.3	3.9	25.4
iGU21-28	Otto	Core	14.6	16.2	1.5	7.8
iGU21-28	Otto	Core	18.2	19.2	1.0	8.8
iGU21-28	Adam Peak	Core	31.6	33.2	1.6	5.3
iGU21-28	Range Front	Core	78.9	82.0	3.0	12.6
iGU21-29	Range Front	Core	79.0	80.2	1.2	10.8
iGU21-30	Otto	Core	10.6	11.4	0.8	28.5
iGU21-30	Adam Peak	Core	37.4	38.2	0.7	23.7
iGU21-30	Range Front	Core	76.7	77.8	1.1	13.4
iGU21-30	Range Front	Core	81.7	82.6	0.9	11.4
iGU21-31	Otto	Core	25.4	26.9	1.5	14.7
iGU21-31	Adam Peak	Core	45.4	48.9	3.5	10.2
iGU21-31	Range Front	Core	82.3	88.4	6.1	7.5
iGU21-32	Otto	Core	25.3	26.4	1.1	19.3
iGU21-32	Adam Peak	Core	37.8	40.8	3.0	8.0
iGU21-32	Adam Peak	Core	43.9	46.8	2.9	9.4

Table 1a- Collar Coordinates
UTM	Drillhole ID	East m	North m	Elevation m	Azimuth	Dip
NAD83 Zone 11	iGU21-25	478062	4554228	1460	343	-52
	iGU21-26	478062	4554228	1460	282	-17
	iGU21-27	478062	4554228	1460	347	-61
	iGU21-28	478062	4554228	1460	340	-47
	iGU21-29	478062	4554228	1460	224	-38
	iGU21-30	478062	4554228	1460	322	-57
	iGU21-31	478062	4554228	1460	311	-68
	iGU21-32	478062	4554228	1460	291	-44
	iGU21-33	478062	4554228	1460	336	-12
	iGU21-34	478062	4554228	1460	326	-24

Figure 1 - Cross Section View of Granite Creek Mine

Figure 2 - Oblique Plan View of Granite Creek Mine

Figure 3 - Property Location Map

Owing to the success of the ongoing drilling in expanding mineralization, the program has been increased to 30,000 metres in 2022. In addition to the underground program at Granite Creek, the Company continues to advance permitting for open pit mine on the Property including heap leach processing on-site.

QAQC Procedures

All samples were submitted to either ALS Minerals (ALS) or Paragon Geochemical Assay Laboratories (PAL) both of Sparks, NV, which are ISO 9001 and 17025 certified and accredited laboratories, independent of the Company. Samples submitted through PAL and ALS are run through standard prep methods and analysed using FA-Pb30-ICP (Au; 30g fire assay) and 48MA-MS (48 element Suite; 0.5g 4-acid digestion/ICP-MS) methods for PAL and Au-AA23 (Au; 30g fire assay) and ME-ICP41 (35 element suite; 0.5g Aqua Regia/ICP-AES) for ALS. ALS and PAL also undertake their own internal coarse and pulp duplicate analysis to ensure proper sample preparation and equipment calibration. i-80 Gold Corp’s QA/QC program includes regular insertion of CRM standards, duplicates, and blanks into the sample stream with a stringent review of all results.

Qualified Person

Tim George, PE, Mine Operations Manager, reviewed the technical and scientific information contained in this press release and is a Qualified Person within the meaning of NI 43-101.

About i-80 Gold Corp.

i-80 Gold Corp. is a well-financed, Nevada-focused, mining company with a goal of achieving mid-tier gold producer status through the development of multiple deposits within the Company’s advanced-stage property portfolio to complement existing gold production from the Ruby Hill open pit.

For further information, please contact:

Ewan Downie, CEO

Matthew Gollat, EVP - Business & Corporate Development

Info@i80gold.com

www.i80gold.com

Certain statements in this release constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws, including but not limited to, the expansion or mineral resources at Granite Creek and the potential of the Granite Creek project. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as “may”, “would”, “could”, “will”, “intend”, “expect”, “believe”, “plan”, “anticipate”, “estimate”, “scheduled”, “forecast”, “predict” and other similar terminology, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. These statements reflect the Company’s current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations.